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RECEIVED
2006 NOV -9 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 8, 2006

SUPPL

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's Results of General Meetings, dated November 7, 2006, regarding the approval at certain extraordinary general meetings of (i) certain Directors' Service Contracts and (ii) the IT outsourcing transactions in respect of certain continuing connected transactions, and submitted to The Hong Kong Stock Exchange Limited on November 8, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

PROCESSED
NOV 14 2006
THOMSON FINANCIAL

Very truly yours,

Jake Molland

11/13

Enclosures

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

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cc:Lenovo Group Limited



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF DIRECTORS' SERVICE CONTRACTS CONTINUING CONNECTED TRANSACTIONS

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETINGS HELD ON NOVEMBER 7, 2006

At the extraordinary general meetings of Lenovo Group Limited held today at 3:00 p.m. (the "**First EGM**") and 3:30 p.m. (the "**Second EGM**") (collectively the "**EGMs**"), the resolutions to approve, among others, (i) Directors' Service Contracts and (ii) the IT outsourcing transactions in respect of continuing connected transactions respectively were duly passed.

(i) First EGM – Directors' Service Contracts

Reference is made to the shareholders' circular of the Company (the "**Directors' Service Contracts Circular**") and the notice of the First EGM of the Company both dated October 19, 2006 relating to the two service contracts both dated October 9, 2006, including the Unfixed Term and the Relevant Provisions, between (i) the Company and Mr. Yang Yuanqing, Chairman of the Board and Executive Director of the Company; and (ii) the Company and Ms. Ma Xuezheng, Executive Director, Chief Financial Officer and Senior Vice President of the Company respectively. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the Directors' Service Contracts Circular.

Poll Results of the First EGM

At the First EGM held today, voting of the proposed ordinary resolutions as set out in the notice of the First EGM and contained in the Directors' Service Contracts Circular were taken on poll. Mr. Yang, Ms. Ma and their associates abstained from voting on their own respective resolutions in connection with the Service Contracts.

The Board is pleased to announce that at the First EGM, the ordinary resolutions were duly passed by the independent shareholders and the poll results are as follows:

	Ordinary Resolutions	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
		For	Against	
1.	To approve Mr. Yang's Service Contract, including the Unfixed Term and the Relevant Provisions ("No.1 Resolution")	6,132,015,413 (99.9996%)	26,740 (0.0004%)	6,132,042,153
2.	To approve Ms. Ma's Service Contract, including the Unfixed Term and the Relevant Provisions ("No.2 Resolution")	6,132,015,413 (99.9996%)	26,740 (0.0004%)	6,132,042,153

(ii) Second EGM – Continuing Connected Transactions

Reference is made to the announcement of the Company dated September 28, 2006, the shareholders' circular of the Company (the "**Continuing Connected Transactions Circular**") and the notice of the Second EGM of the Company both dated October 19, 2006 relating to the continuing connected transactions contemplated under the Master Services Agreement dated September 22, 2006 entered into between Lenovo (Singapore) Pte. Ltd., the wholly-owned subsidiary of the Company, and IBM, the Fee Cap and the Termination Fee Cap, and the Amendment Agreements dated September 22, 2006 entered into between the Company and IBM. Unless otherwise defined herein, terms used in this section shall have the same meanings as defined in the Continuing Connected Transactions Circular.

Poll Results of the Second EGM

At the Second EGM held today, voting of the proposed ordinary resolution as set out in the notice of the Second EGM and contained in the Continuing Connected Transactions Circular was taken on a poll. IBM and its associates, being the substantial shareholder of the Company, abstained from voting on this resolution in connection with the Master Services Agreement, the Fee Cap and the Termination Fee Cap, and the Amendment Agreements.

The Board is pleased to announce that at the Second EGM, the ordinary resolution was duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
To approve the Master Services Agreement, the Fee Cap and the Termination Fee Cap, the Amendment Agreements and the transactions contemplated thereunder	6,140,777,633 (99.98%)	1,152,720 (0.02%)	6,141,930,353

Please refer to the relevant notices of the EGMs for the full version of the ordinary resolutions.

(1) The total number of independent shares entitling the holders to attend and vote for or against the No.1 Resolution at the First EGM: 8,509,439,022 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes approximately.

(2) The total number of independent shares entitling the holders to attend and vote for or against the No.2 Resolution at the First EGM: 8,469,565,022 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes approximately.

(3) The total number of independent shares entitling the holders to attend and vote for or against the ordinary resolution at the Second EGM: 7,587,768,507 ordinary voting shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes approximately.

(4) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGMs.

(5) As disclosed in the Directors' Service Contracts Circular, Mr. Yang has a material interest in the Service Contract and therefore abstained from voting on the No.1 Resolution at the First EGM. As at the date of the First EGM, Mr. Yang together with his associates were interested in 10,200,000 ordinary voting shares. Mr. Yang and his associates abstained from voting on the No.1 Resolution at the First EGM.

(6) As disclosed in the Directors' Service Contracts Circular, Ms. Ma has a material interest in the Service Contract and therefore abstained from voting on the No.2 Resolution at the First EGM. As at the date of the First EGM, Ms. Ma together with her associates were interested in 23,074,000 ordinary voting shares. Ms. Ma and her associates abstained from voting on the No.2 Resolution at the First EGM.

(7) As disclosed in the Continuing Connected Transactions Circular, IBM, being the substantial shareholder of the Company, abstained from voting on the ordinary resolution at the Second EGM. As at the date of the Second EGM, IBM together with its associates were interested in 931,870,515 ordinary voting shares. IBM and its associates abstained from voting on the ordinary resolution at the Second EGM.

(8) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGMs.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, November 7, 2006

As at the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"